SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated March 11, 2020.

Autonomous City of Buenos Aires, March 11, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Financial Statements as of 12/31/2019

Dear Sirs:

As requested, we are hereby complementing the information provided on March 5, 2020, in order to fulfill the requirements of Article No. 62, paragraph I) 3), of the ByMA Listing Regulations.

As such, we hereby inform that YPF S.A.’s Board of Directors decided, on March 5, 2020, to propose to the Ordinary General Shareholders’ Meeting the following: a) to completely eliminate the reserve for future dividends, the reserve for purchasing YPF shares and the reserve for investments; b) to fully absorb accumulated losses in unallocated results of up to $34,071 million against amounts corresponding to the discontinued reserves for up to that amount; and c) to allocate the remaining of the discontinued reserves for up to $13,184 million as follows: (i) $550 million to stablish a reserve for purchasing YPF shares, in order to grant the Board of Directors the possibility to acquire YPF shares, subject to the provisions under the “Bonus and incentives plan” of the annual report, at any time as it considers appropriate, and comply, in carrying out the share compensation plan, with the obligations currently existing under such plan and those that may arise in the future; (ii) the sum of $3,700 million to a reserve for future dividends, authorizing the Board of Directors, until the date of the next Ordinary General Shareholders’ Meeting that will consider the Financial Statements closed as of December 31, 2020, to determine the opportunity and the amount of such distribution, if it is considered convenient and doable, taking into account contractual, financial conditions and the availability of funds, as well as operating results, investments and other aspects that it deems relevant in the development of the activities of YPF S.A; and (iii) the sum of $8,934 million to stablish a reserve for investments in accordance with article 70, paragraph third of the General Corporations Law N°19,550, as amended.

Yours faithfully,

Ignacio Rostagno
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 11, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer